Exhibit 99.1

Operating Guidance Increased from 3.7 EH/s to 4.3 EH/s in 2022
Deferral of Additional Capital Expenditures Given Market Conditions
SYDNEY, AUSTRALIA, June 21, 2022 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading sustainable Bitcoin miner, today re-iterated expected total online operating capacity of 3.7 EH/s by the end of Q3 2022.1
The Company also announced that the expansion from 50MW to 80MW at its Mackenzie site is progressing ahead of schedule, increasing expected total online operating capacity to 4.3 EH/s by the end of Q4 2022.
Given current market conditions, the Company intends to defer additional major capital expenditure for work beyond the initial 4.3 EH/s of operating capacity to preserve balance sheet flexibility. The Company currently has no corporate debt on its balance sheet.2
Operations & Construction Update
•	Industry-leading operational uptime and efficiency across a range of different weather conditions

•	Strong and ongoing track record of execution and project delivery:

o	Existing projects delivered ahead of schedule at each of the Canal Flats (30MW of operating capacity) and Mackenzie (9MW of operating capacity) sites

o	Construction remains on schedule for 50MW of operating capacity at each of the Mackenzie and Prince George sites in British Columbia, Canada

o	Development has progressed ahead of schedule for expansion to 80MW at the Mackenzie site, now expected to be operating by the end of Q4 2022

•	Preparatory construction activities are intended to continue at the Childress project in Texas, USA, to preserve the opportunity to scale once market conditions improve

The Company’s total online operating capacity is now expected to be 3.7 EH/s by the end of Q3 2022 and 4.3 EH/s by the end of Q4 2022.
Site	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	9	0.3	Complete	Operating
	41	1.2	Q3 2022	Under construction
	30	0.6	Q4 2022	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
Total (End of Q4 2022)	160	4.3

[1]	All timing references in this release are to calendar quarters and calendar years, unless otherwise specified.
[2]	Existing equipment financing is limited recourse financing within wholly owned subsidiaries of the Company.

Funding & Capital Expenditure Deferral
The Company has explored multiple financing options presented to it in recent months, and has determined that maintaining balance sheet flexibility is prudent having regard to market conditions and available financing terms.
As market conditions have deteriorated, the Company continues to believe this is the prudent approach. As a result, the Company expects to defer major additional capital expenditure until the current market uncertainty subsides and financing terms improve. The Company will continue to monitor funding markets closely, and if conditions become favorable, the Company expects to explore raising additional capital.
The Company has made $130m of payments in respect of contracted miners above the initial 4.3 EH/s, which are subject to ongoing discussions.3 The Company’s planning and contractual arrangements have also mitigated material financial commitments to the broader buildout of Childress infrastructure beyond ongoing preparatory construction activities.
While the Company continues to target expansion of total operating capacity above 4.3 EH/s, such plans are expected to be delayed and the Company will continue to review such plans in light of evolving market conditions.
The Company expects to continue liquidating Bitcoin mining rewards on a daily basis, as has been the case since Iris Energy started mining Bitcoin in 2019, including when Bitcoin hit an all-time high of approximately $68,000 in November 2021.
Financial & Business Update
As of May 31, 2022, the Company had approximately (preliminary unaudited)4:
•	$454m of total equity

•	Nil corporate-level debt[5]

•	$93m of cash (after expected remaining capital expenditure to achieve the initial 4.3 EH/s)[6]

•	$317m investment in miners & infrastructure expected in order to achieve the initial 4.3 EH/s7

•	$130m of payments in respect of contracted miners above the initial 4.3 EH/s

•	$19m of deposits and prepayments[8] with AEP for the 600MW high-voltage electrical connection at Childress

Iris Energy’s Co-Founder & Co-CEO, Daniel Roberts, said:
“While we believe the long-term value proposition of Bitcoin will continue to grow stronger, we are respectful of the current market environment.
We continue to be excited about the opportunities in front of us; the exceptional facilities we are building, our operational performance and the way our experienced global team continues to deliver project after project.
Now is the time to be circumspect, monitor the market closely and then continue our growth trajectory.”

[3]
The timing and volume of any future deliveries in respect of the separate $400m hardware purchase contract for miners in excess of the initial 4.3 EH/s are expected to be impacted, with upcoming payments under that contract not currently expected to be made. The Company can make no assurances as to the outcome of these discussions (including any impact on the Company’s expansion plans or payments made under that contract).

[4]
The preliminary financial information as of May 31, 2022 included in this release is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this release does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this release.

[5]
Existing equipment financing is limited recourse financing within wholly owned subsidiaries of the Company. Estimated balance outstanding under existing facilities is not anticipated to increase above $109.4m (expected balance outstanding as of June 30, 2022) following anticipated drawdowns and scheduled amortization.

[6]
$118m cash balance as of May 31, 2022, less $25m of expected remaining capital expenditure to achieve the initial 4.3 EH/s (net of anticipated additional drawdowns under existing equipment financing and anticipated sales tax refunds).

[7]	Figure includes estimated remaining capital expenditure in relation to the initial 4.3 EH/s.
[8]	Up to approximately $15.5m is refundable upon energization of the Childress project.

Iris Energy’s President, Lindsay Ward, said:
“Following delivery of the first two projects ahead of schedule, the team has continued to keep construction and execution activities on track at Mackenzie and Prince George despite market volatility.
We look forward to commissioning the initial 50MW at each project by the end of Q3 2022 as planned, as well as accelerating the expansion to 80MW at Mackenzie by the end of Q4 2022.
We expect to continue work at Childress to preserve optionality going into 2023 for our 600MW project in Texas.”
About Iris Energy
Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.
•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities

•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain Technologies Limited regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain Technologies Limited) and the Company’s growth plans; failure to make payments under any hardware purchase contract with Bitmain on a timely basis could result in liquidated damages or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021 , as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts
Media
Jon Snowball
Domestique
+61 477 946 068
Investors
Kane Doyle
Iris Energy
+61 422 013 860
kane.doyle@irisenergy.co

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